               [LETTERHEAD OF BARCLAYS GREENWICH NATWEST CITIBANK
                         SCHRODER SALOMON SMITH BARNEY]

18 June, 2000


Old Mutual plc
3rd Floor
Lansdowne House
57 Berkeley Square
London W1X 5DH

Attention: Don Hope

Dear Sirs,

COMMITMENT LETTER RELATING TO US$ 2BILLION MULTICURRENCY REVOLVING CREDIT FACILITY (THE "FACILITY")

You have advised us that you, Old Mutual plc ("YOU" or "THE BORROWER"), wish to establish the Facility, the proceeds of which would be used to provide part of the finance required for the acquisition (the "ACQUISITION") of United Asset Management Corporation (the "TARGET" or "CAPE") and the refinancing of your existing (pound)300 million revolving credit facility dated 18th August, 1999, and to pay fees, costs and other expenses incurred by you in connection with the Acquisition; and, in addition a sub-facility would be available for general working capital purposes.

1.     COMMITMENT TERMS

       Barclays Bank PLC, Citibank, N.A. and National Westminster Bank Plc (together the "UNDERWRITERS") are pleased to inform you of each of their respective commitments to provide in aggregate the entire amount of the Facility, and Barclays Capital (the investment banking division of Barclays Bank PLC), Greenwich NatWest and Salomon Brothers International Limited (together the "JOINT LEAD ARRANGERS") are pleased to inform you of their agreement to act as arrangers of the Facility, in each case subject to the terms and conditions described in this letter and the attached Annex I. This letter and Annex I are referred to collectively as the "COMMITMENT DOCUMENTS". The Joint Lead Arrangers and Underwriters are together referred to as the "BANKS".

       Each Underwriter severally commits to underwrite the following amounts: one third of the amount of the Facility.

       The commitment of each Underwriter hereunder is several and no Underwriter shall be responsible for the performance of the obligations of another Underwriter. The failure of a Bank to perform its obligations hereunder shall not prejudice the rights or obligations of any other Bank.

2.     CONDITIONS PRECEDENT

       The Underwriters' Commitments and the Joint Lead Arrangers' agreements hereunder are subject to:

Barclays Capital - the investment banking division of Barclays Bank PLC Registered in England 1026167. Registered office 54 Lombard Street, London EC3P 3AH Regulated by SFA and member of the London Stock Exchange

Citibank, N.A.
'r' Registered mark of Citibank, N.A.
Incorporated with limited liability under the National Bank Act of the U.S.A., registered at the office of the Comptroller of the Currency, U.S. Department of Treasury under Charter No. 1461 with its Head Office at 399 Park Avenue, New York, NY 10043, U.S.A. Having in Great Britain a branch registered at Cardiff with No. BR001018 under Schedule 21 A Companies Act 1985 with its principal office location at 336 Strand London WC2R 1HB. Citibank, N.A. is regulated by SFA and IMRO. VAT No: GB 429 6256 29. Ultimately owned by Citigroup Inc., New York, USA.

Greenwich Natwest Limited 135 Bishopsgate London EC2M 3UR Switchboard 0171 375 5000 Fax 0171 375 5050 Telex 913000 Regulated by SFA Registered in England Number 2279591 Registered Office 135 Bishopsgate London EC2M 3UR

       (i) the preparation and execution of mutually acceptable facility documentation ("FACILITY DOCUMENTATION") including a facility agreement incorporating, inter alia, substantially the terms and conditions outlined in Annex I;
       (ii) in the opinion of at least two of the Underwriters, no material adverse change having occurred (or event which is likely result in a material adverse change) in any of (A) the business or financial condition of any of you and your subsidiaries taken as a whole since the date of your last published audited results, and (B) the commercial bank, loan syndication, financial or capital market conditions generally that, in the opinion of at least two of the Underwriters, can reasonably be expected to prejudice the successful syndication of the Facility; and (C) the political, financial or economic climate of South Africa which, in the opinion of any two of the Underwriters can reasonably be expected to prejudice the successful syndication of the Facilities;
       (iii) the accuracy and completeness of all representations that you make to any of the Banks and all information that you furnish to us and your compliance with the terms of the Commitment Documents;
       (iv) the payment in full of all fees, expenses and other amounts payable under the Commitment Documents;
       (v) you obtaining all governmental, judicial, regulatory and anti-trust clearances which are necessary from all relevant authorities in all jurisdictions for completion of the Acquisition; and
       (vi) a review by the Banks of and satisfaction with due diligence relating to the Target and the Acquisition, including without limitation, of a confirmation by the Borrower of the accuracy of the Base Case Financial Model and Borrower's and the Target's pro forma consolidated financial statements and tax, (if reasonably required) environmental, and legal due diligence reports on the Target and the Acquisition.

3.     SYNDICATION

       3.1 The Underwriters reserve the right, prior to or after the execution of definitive Facility Documentation, to syndicate all or a portion of their commitments to one or more other financial institutions (the financial institutions becoming parties to the Facility Documentation being collectively referred to herein as the "LENDERS"). Such syndication will be managed by the Joint Lead Arrangers or affiliates who will act as the only Joint Lead Arrangers with respect to the Facility (unless the Underwriters otherwise agree) and will manage all aspects of the syndication in consultation with you, including the timing of all offers to potential Lenders, the acceptance of commitments, and the determination of the amounts offered and the compensation provided. You understand that, subject to prior consultation with you as to timing and the identity of the banks to be approached, the Underwriters may choose to commence syndication efforts promptly and that they may elect to appoint one or more additional arrangers to direct the syndication efforts on their behalf.

       3.2 You agree to take all action as the Banks may reasonably request to assist them in forming a syndicate acceptable to them. Your assistance in forming such a syndicate shall include but not be limited to: (i) making your senior management and representatives available to participate in information meetings with potential Lenders at such times and places as the Banks may reasonably request; (ii) using your best efforts to ensure that the syndication efforts benefit from your lending relationships and
              (iii) providing the Banks with all information in your possession (but subject to the terms of any confidentiality agreements to which you are a party) reasonably deemed necessary by them to complete the syndication successfully.

       3.3 With the exception of (a) Nedcor Ltd. and its subsidiaries and Old Mutual Bank which are permitted to raise debt finance in the domestic debt markets, (b) Nedcor Ltd. which is permitted to raise debt finance in the international markets (on a bilateral basis) and (c) borrowings by members of the group carrying out investment or banking business in the Ordinary Course of Business subject to such borrowings being within existing limits and on a bilateral basis, during the period between your countersignature of this letter and the later of (i) signing of the Facility Documentation, and (ii) the general syndicate of Lenders having entered into the Facility Documentation, neither you nor any member of your group shall raise or attempt to raise any debt finance in the international or domestic debt markets, whether of a syndicated or bilateral nature, without the prior written agreement of the Joint Lead Arrangers, not to be unreasonably withheld or delayed.

       3.4 You agree that one of the Banks (or an affiliate) will act as the sole agent for the Facility and that no additional agents, co-agents or arrangers will be appointed, or other titles conferred, without the consent of all of the Banks. You agree that no Lender will receive any compensation of any kind for its participation in the Facility, except as expressly provided for in paragraph 8 hereof or Annex I.

       3.5 The agreements of the Banks hereunder and of any Lender that issues a commitment to provide financing under the Facility are made solely for your benefit and may not be assigned or transferred by you or otherwise relied upon by any other person.

       3.6 If either (a) as a result of the normal syndication process of the Facility, the hold position for each Underwriter is not reduced to or below US$125 million by 31 August 2000; or (b) any of the Joint Lead Arrangers reasonably determines that adjustments to the pricing or any of the other terms and conditions of the offer of the Underwriters and Joint Lead Arrangers as set out in the Commitment Documents are advisable to achieve such a hold position, then you agree to make such adjustments upon notification by such Joint Lead Arranger. If you do not make such adjustments after the expiry of a 5 day period from the date of notification, each of the Banks shall be entitled to terminate their commitments and agreements hereunder in accordance with paragraph 4 hereof.

       3.7 The provisions of this paragraph 3 shall not be superseded by the terms of the Facility Documentation and shall remain in full force and effect until the general syndicate of Lenders has entered into the Facility Documentation.

4.     COMMITMENT TERMINATION

       The Underwriters' commitments and the Joint Lead Arrangers' agreements set forth in this letter will automatically terminate on the earlier of the date of signing of Facility Documentation and 31 August 2000. Prior to such date, the commitments of the Underwriters and the agreements of the Joint Lead Arrangers under this letter may be terminated (i) by you at any time at your option or (ii) by an Underwriter (in respect of its commitments) or a Joint Lead Arranger (in respect of its agreement) if
       (A) any event occurs or information has become available such that, in its judgement, it believes that any condition set forth in paragraph 2 or 3 is or may not be satisfied or (B) the terms of paragraph 3.6 apply and the period specified for consultation has expired without your agreement to the changes required. The provisions of paragraphs 5, 6 and 8 hereof shall survive the expiration or termination of all or any of the commitments of the Underwriters and the agreements of the Joint Lead Arrangers hereunder and all fees, expenses and other amounts payable under the Commitment Documents shall remain due and payable following such expiration or termination.

5.     INDEMNIFICATION

       5.1 Whether or not the Facility Documentation is signed you hereby indemnify and agree to hold harmless each Bank, each Lender and in each case each of their affiliates and each of their officers, directors, employees, agents, advisors and representatives (each, an "INDEMNIFIED PARTY") from and against any and all claims, damages, losses, liabilities, costs, legal expenses and other expenses (all together "LOSSES") that may be incurred by or awarded against any Indemnified Party, in each case arising out of or in connection with any claims, investigation, litigation or proceeding (or the preparation of any defence with respect thereto) commenced or threatened in relation to the Commitment Documents or the Facility Documentation (or the transactions contemplated hereby or thereby) or use of the proceeds of the Facility, whether or not such claim, investigation, litigation or proceeding is brought by you, any of your shareholders or creditors, an Indemnified Party or any other person, or an Indemnified Party is otherwise a party thereto, except to the extent you can demonstrate such Losses result from such Indemnified Party's fraud, negligence or wilful misconduct.

       5.2 You further agree that no Indemnified Party shall have any liability (whether direct or indirect, in contract, tort or otherwise) to you or any of your shareholders or creditors for or in connection with the transactions referred to above, except to the extent you can demonstrate such liability results from such Indemnified Party's fraud, negligence or wilful misconduct.

       5.3 The Contracts (Rights of Third Parties) Act 1999 (the "ACT") applies to this letter as set out in this paragraph. The Act shall apply to this paragraph 5 but only for the benefit of the other Indemnified Parties, subject always to the terms of paragraph 8 and provided that the Banks and you shall be entitled to agree any changes to or rescind the Commitment Documents without consent of such other Indemnified Parties.

6.     CONFIDENTIALITY

       6.1 You agree that the Commitment Documents are for your confidential use only and that neither their existence nor the terms thereof will be disclosed by you to any person other than your officers, directors, employees, accountants, attorneys and other advisors, and then only on a "need to know" basis in connection with the transactions contemplated thereby and on a confidential basis. Notwithstanding the foregoing, following your return of your executed copies of the Commitment Documents to us as provided below, (i) you may make public disclosure of the existence and amount of the Underwriters' commitments hereunder and the identity of the agent bank and the identities of the Joint Lead Arrangers (subject to prior written approval of the Banks in respect of the terms of such disclosure), (ii) you may file a copy of this letter (but not Annex I) in any public record in which it is required by law to be filed and (iii) you may make such other public disclosures of the terms and conditions hereof as you are required by law, in the opinion of your counsel, to make.

       6.2 You should be aware that the Banks or one or more of their affiliates may be providing financing or other services to third parties whose interests may conflict with yours and by signing this letter you are (subject to the terms of this paragraph 6.2) consenting to financing or other services being provided to such third parties. Be assured, however, that consistent with longstanding policies of the Banks to hold in confidence the affairs of their customers, neither the Banks nor any of their affiliates will furnish confidential information obtained from you to any of its other customers. By the same token, none of the Banks nor any of their affiliates will make available to you confidential information that it obtained or may obtain from any other customer.

7.     INFORMATION

       You represent and warrant that (i) all information (save information as to the Target and its group, which you only warrant to the best of your information, knowledge and belief) (as supplemented from time to time) that has been or will hereafter be made available to any of the Banks or any Lender by you or any of your representatives in connection with the transactions contemplated hereby is and will at all times be complete and correct in all material respects and does not and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not misleading in light of the circumstances under which such statements were or are made and (ii) all financial projections, if any, that have been or will be prepared by you and made available to any of the Banks or any Lender have been or will be prepared in good faith based upon reasonable assumptions (it being understood that such projections are subject to significant uncertainties and contingencies, many of which are beyond your control, and that no assurance can be given that the projections will be realised). You agree to supplement the information and projections from time to time so that the representations and warranties contained in this paragraph remain correct and acknowledge that the Banks are acting in reliance on the accuracy of information supplied to them without independent verification.

8.     GOVERNING LAW, JURISDICTION AND PAYMENTS

       The Commitment Documents shall be governed by, and construed in accordance with, the laws of England and Wales. The parties hereto submit to the non-exclusive jurisdiction of the English court.

       You hereby agree to pay, or reimburse each Bank on demand for, all costs and expenses reasonably incurred by it or any of its affiliates in connection with the Facility (including, without limitation, fees and disbursements of counsel and negotiation, preparation and syndication of the Facility) whether incurred before or after the date hereof, regardless of whether any of the transactions contemplated by the Commitment Documents are consummated. You also agree to pay all costs and expenses of each Bank (including, without limitation, fees and disbursements of counsel) incurred in connection with the enforcement of any of its rights and remedies under any of the Commitment Documents.

       Payment of all amounts due under the Commitment Documents will not be subject to counterclaim or set-off for, or be otherwise affected by, any claim or dispute relating to any matter whatsoever and all such payments shall be made free and clear and without deduction for or on account of any present or future taxes, charges, deductions or withholdings.

9.     MISCELLANEOUS

              The Underwriters acknowledge that they are aware of, and hereby consent to, the reduction by the Borrower (pursuant to the Special Resolution number 11 passed at the Borrower's Annual General Meeting held on 18 May 2000) of the amount standing to the credit of the Borrower's share premium account by the sum of (pound)500 million and the Underwriters will make consent to such reduction a term of the syndication, if the matter is then still pending.

10.    ENTIRE AGREEMENT

       The Commitment Documents set forth the entire agreement between the parties with respect to the matters addressed therein and supersede all prior communications, written or oral, with respect thereto and may only be modified in writing. Delivery of an executed signature page to any Commitment Document by facsimile shall be as effective as delivery of a manually executed document.

Please indicate your acceptance of the provisions hereof by signing the enclosed copy of this letter and returning it to Anthony Gallen at Barclays Capital (facsimile 020 7773 4880), Chris Parsons at Greenwich NatWest (020 7334 1011) and Ashu Khullar at Citibank, N.A. (020 7986 8275) AT OR BEFORE 5 P.M. (LONDON
TIME) ON 19 JUNE, 2000 the time at which the commitment offer of the Underwriters and agreements of the Banks set forth above (if not so accepted prior thereto) will expire. If you elect to deliver the above documents by facsimile, please arrange for the executed originals to follow by next-day courier.

Yours faithfully



--------------------------------                                       ------------------------------
BARCLAYS BANK PLC AS UNDERWRITER                                       CITIBANK, N.A. AS UNDERWRITER
By:                                                                    By:
Title:                                                                 Title:


--------------------------------
NATIONAL WESTMINSTER BANK PLC AS UNDERWRITER
By:
Title:


---------------------------------                                      ----------------------
BARCLAYS CAPITAL (THE INVESTMENT BANKING DIVISION OF                   GREENWICH NATWEST AS
BARCLAYS BANK PLC) AS JOINT LEAD ARRANGER                              JOINT LEAD ARRANGER
By:                                                                    By:
Title:                                                                 Title:



---------------------------------
SALOMON BROTHERS INTERNATIONAL LIMITED AS JOINT LEAD ARRANGER
By:
Title:



ACCEPTED AND AGREED
this      day of June, 2000:
OLD MUTUAL PLC


By:
       --------------------------------

Title:
      ---------------------------------



Chris Parsons Esq
Director, Syndications
Greenwich NatWest Limited
135 Bishopsgate
London
EC2M 3UR

Our Ref:    dhl0637/llm

26th June 2000

Dear Chris

COMMITMENT LETTER RELATING TO US$2.0 BILLION MULTI-CURRENCY REVOLVING CREDIT FACILITY (THE "FACILITY")

We refer to the letter dated 18 June 2000 to which you are a signatory.

We are advising you, as Facility Agent to the above Facility, that the amount (the "Facility Amount") now sought under the Facility, and the commitment of the Underwriters, is hereby reduced from US$2,000,000,000 to US$1,600,000,000 as contemplated in the Outline Terms and Conditions forming Annex I of the above letter.

As discussed, we may advise you of a further reduction in the Facility Amount of up to US$200,000,000 prior to the signing of the Facility.

Yours sincerely

DON HOPE
GROUP TREASURER